SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    Form 20-F     X          Form 40-F  _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  July 29, 2009

By: /s/ Victor DiTommaso

Victor DiTommaso, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Quarterly Statements of Earnings

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008
	$	$	$	$
Sales	151,912	139,068	153,142	201,978
Cost of sales	130,379	124,252	158,620	172,772
Gross profit (loss)	21,533	14,816	(5,478)	29,206

Selling, general and administrative expenses	16,601	15,416	15,874	17,490
Stock-based compensation expense	254	258	170	348
Research and development expenses	1,295	1,373	1,307	1,334
Financial expenses
Interest	3,970	4,085	3,812	4,230
Other	536	494	1,948	806
Refinancing expense
Manufacturing facility closures, restructuring, strategic alternatives and other charges
Impairment of goodwill			66,726
	22,656	21,626	89,837	24,208

Earnings (loss) before income taxes (recovery)	(1,123)	(6,810)	(95,315)	4,998
Income taxes (recovery)	72	(158)	4,478	779
Net earnings (loss)	(1,195)	(6,652)	(99,793)	4,219

Earnings (loss) per share
Basic	(0.02)	(0.11)	(1.69)	0.07
Diluted	(0.02)	(0.11)	(1.69)	0.07

Weighted average number of common shares outstanding
Basic	58,951,050	58,951,050	58,956,348	58,956,024
Diluted	58,951,050	58,951,050	58,956,348	58,956,024

	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007
	$	$	$	$
Sales	197,534	184,501	191,453	201,875
Cost of sales	171,184	156,324	163,010	170,686
Gross profit (loss)	26,350	28,177	28,443	31,189

Selling, general and administrative expenses	17,196	17,629	18,664	17,508
Stock-based compensation expense	329	421	289	504
Research and development expenses	1,528	1,441	947	1,002
Financial expenses
Interest	4,339	5,984	5,706	8,561
Other	(681)	(648)	205	(316)
Refinancing expense		6,031
Manufacturing facility closures, restructuring, strategic alternatives and other charges				1,330
Impairment of goodwill
	22,711	30,858	25,811	28,589

Earnings (loss) before income taxes (recovery)	3,639	(2,681)	2,632	2,600
Income taxes (recovery)	(999)	(818)	3,349	1,628
Net earnings (loss)	4,638	(1,863)	(717)	972

Earnings (loss) per share
Basic	0.08	(0.03)	(0.01)	0.02
Diluted	0.08	(0.03)	(0.01)	0.02

Weighted average number of common shares outstanding
Basic	58,956,348	58,956,348	58,185,756	40,986,940
Diluted	58,956,348	58,956,348	58,185,756	40,986,940

July 29, 2009

This Management’s Discussion and Analysis (“MD&A”) supplements the unaudited interim consolidated financial statements and notes thereto for the three months and six months ended June 30, 2009. Except where otherwise indicated, all financial information reflected herein is prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and is expressed in US dollars.

OVERVIEW

Intertape Polymer Group Inc. (the “Company” or “IPG”) reported sales for the second quarter of 2009 totaled $151.9 million, a decrease of 23.1%, compared to $197.5 million in the second quarter of 2008. Gross profits for the second quarter of 2009 totaled $21.5 million compared to $26.4 million in the second quarter of 2008, an 18.3% decrease.

Net loss for the three months ended June 30, 2009 was $1.2 million ($0.02 per share, basic and diluted) compared to net earnings of $4.6 million in the second quarter of 2008 ($0.08 per share, basic and diluted). Net loss for the six months ended June 30, 2009 totaled $7.8 million ($0.13 per share, basic and diluted) compared to net earnings of $2.8 million ($0.05 per share, basic and diluted) for the same period in 2008.

LIQUIDITY

The Company has a $200.0 million asset based loan (“ABL”), entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and equipment. The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing. As at June 30, 2009, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing.

The Company has no significant debt maturities until March 2013, when the ABL matures. The Company’s $125.0 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from its operations and funds available to it under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future.

The ABL has one financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan contributions in excess of the related expense to the aggregate of debt service requirements and the amortization of the value of certain equipment included in the ABL’s borrowing base determination. The financial covenant becomes effective only when unused availability drops below $25.0 million. While the Company did not meet the ratio as at June 30, 2009, this covenant was not in effect as unused availability was in excess of $25.0 million and measured at $42.4 million. To date in the third quarter of 2009, the Company has maintained availability in excess of $25.0 million. It is the Company’s intention to remain above the $25.0 million threshold of unused availability during the remainder of 2009.

RESULTS OF OPERATIONS

SALES

Sales for the second quarter of 2009 were $151.9 million compared to $197.5 million for the second quarter of 2008, a decrease of 23.1%.  This sales dollar decrease includes an 18.2% decrease in sales volumes. The decrease in sales volumes in the second quarter of 2009 compared to the second quarter of 2008 is attributable to the global economic downturn that began in the fourth quarter of 2008 and continued to influence the Company’s operations throughout the first six months of 2009.

Sales for the first six months of 2009 were $291.0 million compared to $382.0 million for the same period in 2008, a decrease of 23.8%.  This sales dollar decrease includes a 17.6% decline in sales volumes. The sales decrease for the first six months of 2009 compared to the first six months of 2008 also reflects a 6.2% decline in selling prices primarily in response to significantly lower resin-based raw material costs in 2009 and competitive pressures within the markets served by the Engineered Coated Products Division (“ECP Division”).  During the first six months of 2008, the Company experienced unprecedented increases in resin-based raw material costs reflective of the rapid rise in the cost of oil during the same period.

GROSS PROFIT AND GROSS MARGIN

Gross profit for the second quarter of 2009 totaled $21.5 million at a gross margin of 14.2%, compared to gross profit of $26.4 million for the second quarter of 2008 at a gross margin of 13.3%. The reduction in gross profit for the second quarter of 2009 compared to the second quarter of 2008 reflects the lower sales volumes in 2009 compared to 2008, mitigated in part by the cost reduction measures the Company implemented in the fourth quarter of 2008 and the first quarter of 2009. The higher margin in the second quarter of 2009 compared to the second quarter of 2008 is due to the rising resin-based raw material costs that occurred in 2008 and competitive pressures in key markets for the Company’s film products that limited the Company’s ability to fully recover those cost increases through higher selling prices. Gross profit and gross margin for the first six months of 2009 were $36.3 million and 12.5%, respectively compared to $54.5 million and 14.3% for the first six months of 2008, respectively.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) were $16.6 million for the second quarter of 2009 (10.9% of sales), compared to $17.2 million for the second quarter of 2008 (8.7% of sales).   SG&A for the six months ended June 30, 2009 were $32.0 million (11.0% of sales) compared to $34.8 million (9.1% of sales) for the same period in 2008.  SG&A for 2009 reflects the impact of cost reduction measures implemented by the Company in the fourth quarter of 2008 and the first quarter of 2009.

Included in SG&A are the costs the Company incurred as a consequence of being a public company.   These costs totaled $0.7 million and $1.1 million for the three and six months ended June 30, 2009, respectively, compared to $0.4 million and $0.7 million for the three and six months ended June 30, 2008, respectively.

STOCK-BASED COMPENSATION EXPENSE

Stock-based compensation expense (“SBC”) for the second quarter of 2009 was $0.3 million compared to $0.3 million in the second quarter of 2008.  For the first six months of 2009, SBC was $0.5 million compared to $0.8 million for the comparable period in 2008.

OPERATING PROFIT

Operating profit is defined by the Company as gross profit less SG&A and SBC. Operating profit is a non-GAAP financial measure that the Company is including as its management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Operating profit does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. The table below reconciles this non-GAAP financial measure with the most comparable GAAP measurement. The reader is encouraged to review this reconciliation.

Operating Profit Reconciliation to Gross Profit (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2009	2008	2009	2008
	$	$	$	$
Gross Profit	21.5	26.4	36.3	54.5
Less: SG&A	16.6	17.2	32.0	34.8
Less: SBC	0.3	0.3	0.5	0.8
Operating Profit	4.6	8.9	3.8	18.9

Operating profit was $4.6 million for the second quarter of 2009, compared to $8.9 million for the second quarter of 2008. The decline in operating profit is primarily attributable to lower gross profits in 2009. Operating profit for the six months ended June 30, 2009 totaled $3.8 million compared to $18.9 million for the six months ended June 30, 2008.  The decrease in operating profits for the first six months of 2009 compared to the first six months of 2008 is due to lower gross profits in 2009 resulting from a decrease of 23.9% in sales.

FINANCIAL EXPENSES

Interest expense for the second quarter of 2009 totaled $4.0 million, an 8.5% decrease from the second quarter of 2008 expense of $4.3 million.  Interest expense for the first six months of 2009 was $8.1 million compared to $10.3 million for the same period in 2008, a decrease of 22.0%.  The decrease in interest expense in the second quarter of 2009 compared to the second quarter of 2008 was due to lower outstanding borrowings on the Company’s ABL in 2009 and lower libor rates. Interest expense in the first quarter of 2009 was $1.9 million less than in the first quarter of 2008 due to the lower loan margin on the Company’s ABL compared to the loan margin on the Senior Secured Credit Facility (the “Facility”), which was refinanced near the end of the first quarter of 2008, as well as lower libor rates.

Other financial expenses were $0.5 million and $1.0 million, respectively, for the three and six months ended June 30, 2009. Other financial expenses aggregated income of $0.7 million and $1.3 million, respectively for the three and six months ended June 30, 2008. Other financial expenses increased in 2009 compared to 2008 primarily due to a decrease from a foreign exchange gain of $1.2 million in 2008 (including approximately $1.1 million reclassified from accumulated other comprehensive income resulting from a partial repayment of notes advanced to the Company’s Portuguese subsidiary that reduced the Company’s net investment in this self-sustaining foreign operation) to a foreign exchange gain of less than $0.1 million in 2009. Additionally, the results for 2009 include increased banking fees under the ABL compared to the Facility.

Included in the first quarter of 2008 is $6.0 million of refinancing expense related to the refinancing of the Company’s Facility.  The refinancing expense includes a $2.9 million loss on settlement of two interest rate swap agreements.  This loss was reclassified from accumulated other comprehensive income as a result of the discontinuance of the cash flow hedge since the Facility being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expenses incurred in connection with the Facility in 2004 and its subsequent amendments.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation. Other companies in our industry may calculate EBITDA differently than we do.

EBITDA is not a measurement of financial performance under GAAP and should not be considered as an alternative to cash flow from operating activities or as an alternative to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because management believes it permits investors to make a more meaningful comparison of the Company’s performance between the periods presented. In addition, EBITDA is used by management and the Company’s lenders in evaluating the Company’s performance.

EBITDA Reconciliation to Net Earnings (Loss) (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss) – as reported	(1.2)	4.6	(7.8)	2.8
Add back (deduct): Financial expenses, net of amortization	4.2	3.4	8.5	8.3
Refinancing expense, net of amortization				2.9
Income taxes (recovery)	0.1	(1.0)	(0.1)	(1.8)
Depreciation and amortization	9.3	9.0	18.5	21.3
EBITDA	12.4	16.0	19.1	33.5

The decrease in EBITDA for the three and six months ended June 30, 2009 compared to the corresponding periods in 2008 is due to reduced sales impacting gross profits in 2009.

INCOME TAXES

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements.  The Company estimates its annual effective income tax rate and utilizes that rate in its interim unaudited consolidated financial statements.  The effective tax rate for the six months ended June 30, 2009 was approximately 1.1% compared to approximately 20.0% for the six months ended June 30, 2008 (exclusive of the changes in the income tax asset valuation allowance in the second quarter of 2008).

NET EARNINGS (LOSS)

Net loss for the three months ended June 30, 2009 was $1.2 million ($0.02 per share, basic and diluted) compared to net earnings for the three months ended June 30, 2008 of $4.6 million ($0.08 per share, basic and diluted). Net loss for the six months ended June 30, 2009 totaled $7.8 million ($0.13 per share, basic and diluted) compared to net earnings of $2.8 million ($0.05 per share, basic and diluted) for the same period in 2008.

Excluding refinancing expense (net of tax), adjusted net loss for the three months and six months ended June 30, 2009 were $1.2 million ($0.02 per share, basic and diluted) and $7.8 million ($0.13 per share, basic and diluted), respectively. Adjusted net earnings for the three months and six months ended June 30, 2008 were $4.6 million ($0.08 per share, basic and diluted) and $6.6 million ($0.11 per share, basic and diluted), respectively. Adjusted net earnings (loss) is a non-GAAP financial measure that the Company is including as management believes it provides a better comparison of results for the periods presented since it does not take into account non-recurring items each period. Adjusted net earnings (loss) does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of the Company’s adjusted net earnings (loss) to net earnings (loss) is set out in the table below:

Reconciliation of Net Earnings (Loss) to Adjusted Net Earnings (Loss) (in millions of US dollars)
	Three months		Six months
For the periods ended June 30,	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss) – as reported	(1.2)	4.6	(7.8)	2.8
Add back: Refinancing expense (net of tax)				3.8
Adjusted Net Earnings (Loss)	(1.2)	4.6	(7.8)	6.6
Earnings (loss) per share:
Basic – as reported	(0.02)	0.08	(0.13)	0.05
Basic – adjusted	(0.02)	0.08	(0.13)	0.11
Diluted – as reported	(0.02)	0.08	(0.13)	0.05
Diluted – adjusted	(0.02)	0.08	(0.13)	0.11

RESULT OF OPERATIONS-T&F DIVISION

Sales for the Tapes and Films Division (“T&F Division”) for the second quarter of 2009 totalled $127.0 million, representing a 20.3% decrease compared to $159.5 million for the second quarter of 2008.  Sales volumes (units) decreased 16.1% for the second quarter of 2009 compared to the second quarter of 2008.  The sales volumes declines are attributable to the global economic downturn that began in the fourth quarter of 2008 and continued to adversely impact the Division’s operations during the first six months of 2009. The lower sales volumes have been mitigated in part by the sales growth attributable to the Division’s new products and markets. Selling prices for the second quarter of 2009 were also 4.3% lower than in the second quarter of 2008 due to the decline in the cost of resin-based raw materials.

Sales for the T&F Division for the first six months of 2009 totalled $242.4 million compared to $308.2 million for the first six months of 2008, a 21.4% decrease.  Sales volumes for the first six months of 2009 declined 17.0% compared to the first six months of 2008.

Gross profits for the T&F Division for the second quarter of 2009 totalled $20.6 million at a gross margin of 16.2% compared to $22.8 million at a gross margin of 14.3% for the second quarter of 2008. The second quarter of 2009 decline in gross profits compared to the second quarter of 2008 reflects the sales volumes declines attributable to the global economic downturn. The gross margin improvement in the second quarter of 2009 compared to the second quarter of 2008 was due to the rapidly rising resin-based raw material costs in the second quarter of 2008 that were not fully recovered through selling prices increases. T&F Division’s gross profits and gross margins for the six months ended June 30, 2009 and 2008 were $33.3 million (13.7%) and $46.6 million (15.1%), respectively.

The T&F Division’s EBITDA for the second quarter of 2009 was $13.6 million compared to $15.2 million for the second quarter of 2008.  The T&F Division’s EBITDA for the six months ended June 30, 2009 and 2008 was $20.2 million and $31.3 million, respectively.

T&F Division EBITDA Reconciliation to Net Earnings (Loss) ( in millions of US dollars)
(Unaudited)
	Three months		Six months
For the periods ended June 30,	2009	2008	2009	2008
	$	$	$	$
Divisional earnings (loss) before income taxes	6.1	8.0	5.4	16.7
Depreciation and amortization	7.5	7.2	14.8	14.6

EBITDA	13.6	15.2	20.2	31.3

RESULTS OF OPERATIONS-ECP DIVISION

Sales for the ECP Division for the second quarter of 2009 declined 34.6% to $24.9 million, compared to $38.0 million for the second quarter of 2008.  Sales volumes decreased 27.1% for the second quarter of 2009 compared to the second quarter of 2008.  The sales volumes decline was accompanied by selling prices decreases due to the decline in the cost of resin-based raw materials and competitive pressures within the markets served by the ECP Division. Sales demand was significantly impacted by the continued weakness in the residential construction market.  As a result of significant declines in end-user demand for new housing construction in North America, the supply chain supporting this market is carrying significant excess inventories. Consequently, there continues to be ongoing destocking of on-hand inventories within the Division’s largest market. The growth in new product sales has helped to mitigate some of the decline in sales of existing products within the residential construction market.

Sales for the ECP Division for the first six months of 2009 totaled $48.6 million compared to $73.9 million for the first six months of 2008, a 34.2% decrease.  Sales volumes for the first six months of 2009 declined 20.1% compared to the first six months of 2008.

Gross profits for the ECP Division for the second quarter of 2009 totalled $1.0 million at a gross margin of 3.8% compared to $3.5 million at a gross margin of 9.2% for the second quarter of 2008.  The gross profit and gross margin decrease in the second quarter of 2009 compared to the first quarter of 2009 resulted from declining trading margins. The Division has been unable to maintain selling prices in the current environment due to depressed customer demand. ECP Division gross profits and gross margins for the six months ended June 30, 2009 and 2008 were $3.0 million (6.2%) and $7.9 million (10.7%), respectively.

The ECP Division’s EBITDA for the second quarter of 2009 was a negative $0.3 million compared to $1.5 million for the second quarter of 2008. The ECP Division’s EBITDA for the six months ended June 30, 2009 and 2008 was $0.6 million and $3.7 million, respectively.

ECP Division EBITDA Reconciliation to Net Earnings (Loss) ( in millions of US dollars)
(Unaudited)
	Three months		Six months
For the periods ended June 30,	2009	2008	2009	2008
	$	$	$	$
Divisional earnings (loss) before income taxes	(1.9)	0.0	(2.5)	0.8
Depreciation and amortization	1.6	1.5	3.1	2.9
EBITDA	(0.3)	1.5	0.6	3.7

RESULT OF OPERATIONS-CORPORATE

The Company does not allocate manufacturing facility closures, restructuring, strategic alternatives and other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation and the cost of being a public company. The unallocated corporate expenses for the six months ended June 30, 2009 and 2008 totaled $1.6 million and $1.5 million, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding discussed in the sections entitled “Long-Term Debt”.

RELATED PARTY TRANSACTIONS

There have been no material changes with respect to related party transactions since Management’s Discussion and Analysis for the year ended December 31, 2008.  Reference is made to the Section entitled “Related Party Transactions” in the Company’s Management Discussion and Analysis for the year ended December 31, 2008.

FINANCIAL POSITION

Trade receivables increased $5.7 million between December 31, 2008 and June 30, 2009. The increase was due to higher sales in June 2009 compared to December 2008. Inventories decreased by $10.9 million between December 31, 2008 and June 30, 2009. The decrease reflects the Company’s efforts to improve working capital management.  Accounts payable and accrued liabilities increased by $2.3 million between December 31, 2008 and June 30, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash from operations before changes in non-cash working capital items was $8.5 million for the second quarter of 2009 compared to $12.2 million for the second quarter of 2008. Changes in non-cash working capital items provided $0.3 million in cash flows for the three months ended June 30, 2009 compared to using $9.9 million in cash flows during the same three month period in 2008.

The decrease in cash flows from operating activities before changes in non-cash working capital items in the second quarter of 2009 compared to the second quarter of 2008 is the result of lower profitability.  The use of cash flows reflected in the changes in non-cash working capital items in the second quarter of 2008 was the result of increased trade receivables and inventories mitigated by increased accounts payable and accrued liabilities in the second quarter of 2008.

Cash from operations before changes in non-cash working capital items was $9.9 million for the six months ended June 30, 2009 compared to $21.7 million for the six months ended June 30, 2008.  Changes in non-cash working capital items provided $10.8 million in cash flows for the six months ended June 30, 2009 compared to using $22.3 million in cash during the same six month period in 2008. Lower inventories provided $13.7 million of cash in 2009 due to lower on-hand quantities and lower raw material costs compared to December 31, 2008.  Inventories used $11.3 million of cash in 2008 due to the rapid increase in raw material costs over the first six months of 2008.

Cash flows used in investing activities were $2.8 million in the second quarter of 2009 and $8.2 million for the six months ended June 30, 2009.  This compares to $5.1 million and $6.3 million, respectively, in cash flows used in investing activities in the second quarter of 2008 and the six months ended June 30, 2008. The increase in cash flows used in investing activities for the six months ended June 30, 2009 compared to the corresponding period in 2008 is due to sales proceeds from the sale of property, plant and equipment in 2008. Capital expenditures for property, plant and equipment for the first six months of 2009 and 2008 were $7.3 million and $9.0 million, respectively.  The Company’s capital budget for 2009 is approximately $13.0 million.

The Company decreased total indebtedness during the three months ended June 30, 2009 by $3.6 million compared to an increase in total indebtedness of $3.1 million during the three months ended June 30, 2008.  Total indebtedness decreased during the six months ended June 30, 2009 by $19.1 million and increased by $4.8 million during the six months ended June 30, 2008.  The decrease in indebtedness in 2009 was the result of effective working capital management, which provided additional cash for debt repayments.  The increase in indebtedness in 2008 results primarily from $7.8 million in borrowings by the Company’s Portuguese subsidiary, a portion of which was used to repay long-standing notes that the Company had made to the subsidiary.

LONG-TERM DEBT

As discussed under the section “Liquidity”, the Company has a $200.0 million ABL entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and equipment. As at June 30, 2009, the Company had borrowed $96.9 million under its ABL, including $1.7 million in letters of credit. As at December 31, 2008, $118.3 million had been borrowed under the ABL, including $4.3 million in letters of credit. When combined with cash on hand, the Company had total cash and credit availability of $51.3 million as at June 30, 2009 and $50.8 million as at December 31, 2008.

FINANCIAL RISKS AND DERIVATIVE FINANCIAL INSTRUMENTS

A full discussion of the Company’s risk factors can be found in the Company’s Annual Information Form and Form 20-F for the year ended December 31, 2008.  Included in these risk factors are the Company’s risks associated with fluctuations in currency exchange rates and interest rates. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

Exchange Risk

The Company employs significant net assets in its Canadian self-sustaining operations and to a lesser degree in its European self-sustaining foreign operations. Accordingly, changes in the exchange rates between the respective functional currencies of these operations and the Company’s US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s consolidated other comprehensive income (loss) for the period. Additionally, the Company is subject to foreign exchange rate risk through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earning the revenues or incurring the expenses. Changes in the exchange rates may result in decreases or increases in the foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the period. Until recently, the Company has not used derivative financial instruments to reduce its exposure to foreign exchange rate risk, as historically these risks have not been significant. In November and December 2008, and in accordance with the Company’s foreign exchange rate risk policy and management thereof, the Company executed a series of 36 monthly forward foreign exchange rate contracts (the “Contracts”) to purchase an aggregate CDN$40.0 million beginning in February 2009, at fixed foreign exchange rates ranging from CDN$1.1826 to CDN$1.2808 to the US dollar. These Contracts will mitigate the Company’s foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the Purchases. The Company settled contracts to purchase approximately CDN$14.9 million during the six months ended June 30, 2009, resulting in an increase of $0.1 million of cost of sales for the three months ended June 30, 2009 and a $0.1 million increase in cost of sales for the six months ended June 30, 2009.

In June 2009, the Company elected to discontinue hedge accounting with respect to certain contracts to purchase CDN$5.1 million.  The fair value of these contracts as at June 30, 2009 resulted in a $0.5 million decrease in cost of sales and a $0.1 million increase in financial expenses for the three and six months ended June 30, 2009.

Finally, and in accordance with the Company’s foreign exchange rate risk management policy, the Company is currently reviewing the use of similar forward foreign exchange rate contracts to cover additional inventory purchases, undertaken by the Company’s US self-sustaining foreign operations, for a maximum amount $CAD55.0 million. As part of this ongoing review process, the Company obtains quotes from its primary lender and performs sensitivity analysis and risk modeling for possible fluctuations to the underlying foreign exchange rates.

Interest Rate Risk

The Company is exposed to interest rate risk primarily through its long-term debt.  The Company’s policy, to the extent possible, is to maintain most of its borrowings at fixed interest rates using interest rate swap agreements, when necessary.  During 2008, the Company entered into two interest rate swap agreements (the “Agreements”) with an aggregate notional value of $70.0 million designated as cash flow hedges. The first Agreement, with a notional value of $40.0 million, matures in September 2011 and has a fixed interest rate payment of 3.35%.  The second Agreement, with a notional value of $30.0 million matures in October 2009 and has a fixed interest rate payment of 2.89%.

CONTRACTUAL OBLIGATIONS

As at June 30, 2009, except as noted herein, there were no material changes in the contractual obligations set forth in the Company’s 2008 Annual Report that were outside the ordinary course of the Company’s business.

The Company has concluded that it has an asset retirement obligation in connection with one of its leased manufacturing facilities in Canada.  Accordingly, the Company recorded an asset retirement obligation on its consolidated balance sheet, under the caption “other liabilities” and the corresponding asset under the caption “property, plant and equipment”, amounting to $0.7 million.  Additional information regarding the Company’s asset retirement obligation, including the assumptions used in connection therewith, is included in Note 9 to the unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2009.

CAPITAL STOCK

As at June 30, 2009 there were 58,951,050 common shares of the Company outstanding. During the first six months of 2009, 40,000 stock options at a weighted average exercise price of $0.44 were granted. No stock options were exercised during the first six months of 2009 and 2008.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the interim unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the recorded amount of revenues and expenses during the reporting period. On an on-going basis, management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, pension and post-retirement benefits, stock-based compensation, income taxes, impairment of long-lived assets and asset retirement obligations based on currently available information. Actual results may differ from those estimates.

The discussion on the methodology and assumptions underlying these critical accounting estimates, their effect on the Company’s results of operations and financial position for the year ended December 31, 2008 can be found in the Company’s 2008 audited consolidated financial statements and have not materially changed since that date.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the recommendations of the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:.

–

Goodwill and intangible assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. The adoption of this standard had no material effect on the Company’s consolidated financial result and position. The additional disclosures required by this new Section have been included in Note 7 to the interim unaudited consolidated financial statements.

–

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee of the CICA Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”) clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements or on the fair value determination of its financial assets and liabilities, including derivative financial instruments.

Future Accounting Standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding IFRS. This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

–

Financial Instruments - Disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments – Disclosures”. This Section has been amended to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The Company is currently in the process of evaluating the requirements resulting from the amendments and will include the additional required disclosures in its consolidated financial statements as at and for the year ending December 31, 2009.

–     International Financial Reporting Standards

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt international reporting standards (“IFRS”).  Accordingly, the Company expects to adopt these new standards during its fiscal year beginning on January 1, 2011.  The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in their accounting principles.  The Company is currently assessing the impact of these new standards on its consolidated financial statements.  However, at this time, it is not possible to reasonably determine the impact of this anticipated accounting change on the Company’s consolidated financial results and position. During the first six months of 2009, management continued its detailed evaluation of the process required to adopt and implement IFRS.

SUMMARY OF QUARTERLY RESULTS

A table of Consolidated Quarterly Statements of Earnings for the eight most recent quarters can be found at the beginning of this MD&A.

INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Executive Director and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the

Company's financial reporting and its compliance with GAAP in its consolidated financial statements. The Executive Director and Chief Financial Officer of the Company have evaluated whether there were changes to the Company's internal control over financial reporting during the Company's most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. The Executive Director and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of June 30, 2009 is effective.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including its Annual Information Form and Form 20-F, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this quarterly report constitute forward-looking information within the meaning of applicable Canadian securities legislation and the Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements and are identified by terms such as “believe”, “expect”, “intend” “anticipate” and similar expressions.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, exchange rate risk, deteriorating economic conditions, fluctuations in the amount of available funds under the Company’s ABL, ability to meet debt service obligations, cost and availability of raw materials, timing and market acceptance of new products, competition, international operations, compliance with environmental regulations and protection of intellectual property.  A discussion of risk factors is also contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission. Except as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This quarterly report contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings (loss), EBITDA and operating profit. The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations. As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

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Intertape Polymer Group Inc.

Interim Consolidated Financial Statements
June 30, 2009

Financial Statements

Consolidated Earnings

2

Consolidated Deficit

3

Consolidated Comprehensive Income (Loss)

4

Consolidated Cash Flows

5

Consolidated Balance Sheets

6

Notes to Consolidated Financial Statements

7 to 19

17

Intertape Polymer Group Inc.

Consolidated Earnings

Periods ended June 30,
(In thousands of US dollars, except per share amounts)
(Unaudited)

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Sales	151,912	197,534	290,980	382,035
Cost of sales	130,379	171,184	254,631	327,508
Gross profit	21,533	26,350	36,349	54,527

Selling, general and administrative expenses	16,601	17,196	32,017	34,825
Stock-based compensation expense	254	329	512	750
Research and development expenses	1,295	1,528	2,668	2,969
Financial expenses
Interest	3,970	4,339	8,055	10,323
Other	536	(681)	1,030	(1,329)
Refinancing (Note 8)				6,031
	22,656	22,711	44,282	53,569
Earnings (loss) before income taxes	(1,123)	3,639	(7,933)	958
Income taxes (recovery)	72	(999)	(86)	(1,817)
Net earnings (loss)	(1,195)	4,638	(7,847)	2,775

Earnings (loss) per share
Basic	(0.02)	0.08	(0.13)	0.05
Diluted	(0.02)	0.08	(0.13)	0.05

The accompanying notes are an integral part of the interim consolidated financial statements and Note 4 presents additional information on consolidated earnings.

18

Intertape Polymer Group Inc.

Consolidated Deficit

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	(167,185)	(69,597)	(160,533)	(67,482)
Cumulative impact of accounting changes relating to inventories				(252)
Balance, beginning of period, as restated	(167,185)	(69,597)	(160,533)	(67,734)
Net earnings (loss)	(1,195)	4,638	(7,847)	2,775
Repurchase of common shares	13		13
Balance, end of period	(168,367)	(64,959)	(168,367)	(64,959)

The accompanying notes are an integral part of the interim consolidated financial statements.

19

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Net earnings (loss)	(1,195)	4,638	(7,847)	2,775

Other comprehensive income (loss):
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of nil for the three and six months ended June 30, 2009, nil and $785 for the three and six months ended June 30, 2008, respectively)	599		(240)	(1,337)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)				1,840
Changes in fair value of investment in publicly traded securities designated as available-for-sale	1,065		1,065
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of nil for the three and six months ended June 30, 2009)	2,162		1,422
Settlement of forward foreign exchange rate contracts, recorded in the consolidated earnings (net of income taxes of nil for the three and six months ended June 30, 2009)	16		70
Gain on forward foreign exchange rate contracts recorded in the consolidated earnings pursuant to recognition of the hedged item in cost of sales (Note 13)	(453)		(453)
Reduction in net investment in a foreign subsidiary		(1,143)	(125)	(1,143)
Changes in accumulated currency translation adjustments	9,638	1,340	5,163	(2,955)
Other comprehensive income (loss)	13,027	197	6,902	(3,595)
Comprehensive income (loss) for the period	11,832	4,835	(945)	(820)

The accompanying notes are an integral part of the interim consolidated financial statements.

20

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended June 30,
(In thousands of US dollars)
(Unaudited)

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	(1,195)	4,638	(7,847)	2,775
Non-cash items
Depreciation and amortization	9,329	8,961	18,494	18,225
Loss (gain) on disposal of property, plant and equipment	304	66	323	(97)
Write-off of debt issue expenses in connection with debt refinancing				3,111
Write-down of inventories	163		264
Reversal of a portion of write-down of inventories	(84)		(1,692)
Future income taxes	(313)	(1,082)	(480)	(2,143)
Stock-based compensation expense	254	329	512	750
Pension and post-retirement benefits funding in excess of amounts expensed	321	(701)	793	(900)
Gain on forward foreign exchange rate contracts	(453)		(453)
Change in fair value of forward foreign exchange rate contracts	110		110
Unrealized foreign exchange loss	120		54
Foreign exchange gain resulting from reduction in net investment in a foreign subsidiary			(125)
Other	(39)		(78)
Cash flows from operations before changes in working capital items	8,517	12,211	9,875	21,721
Changes in working capital items
Trade receivables	(8,038)	(8,868)	(5,086)	(13,249)
Other receivables	572	618	1,139	(691)
Inventories	(423)	(7,740)	13,688	(11,330)
Parts and supplies	(213)	(115)	(411)	(355)
Prepaid expenses	(16)	96	(872)	287
Accounts payable and accrued liabilities	8,375	6,079	2,372	3,060
	257	(9,930)	10,830	(22,278)
Cash flows from operating activities	8,774	2,281	20,705	(557)

INVESTING ACTIVITIES
Property, plant and equipment	(2,174)	(4,744)	(7,260)	(8,992)
Proceeds on disposal of property, plant and equipment				3,114
Other assets		(317)		(424)
Intangible assets	(632)		(933)
Cash flows from investing activities	(2,806)	(5,061)	(8,193)	(6,302)

FINANCING ACTIVITIES
Long-term debt	4,609	7,822	4,609	126,589
Debt issue expenses		(478)		(2,643)
Repayment of long-term debt	(8,216)	(4,688)	(23,746)	(121,812)
Repurchase of common shares	(18)		(18)
Cash flows from financing activities	(3,625)	2,656	(19,155)	2,134
Net increase (decrease) in cash	2,343	(124)	(6,643)	(4,725)
Effect of foreign currency translation adjustments	574	66	160	(11)
Cash, beginning of period	5,990	10,851	15,390	15,529
Cash, end of period	8,907	10,793	8,907	10,793

21

The accompanying notes are an integral part of the interim consolidated financial statements.

22

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at
(In thousands of US dollars)

	June 30, 2009 (Unaudited)	December 31, 2008 (Audited)
	$	$
ASSETS
Current assets
Cash	8,907	15,390
Trade receivables	81,170	75,467
Other receivables	3,036	4,093
Other assets	1,065
Inventories	79,933	90,846
Parts and supplies	14,645	14,119
Prepaid expenses	3,927	3,037
Derivative financial instruments	1,125
Future income taxes	9,127	9,064
	202,935	212,016
Property, plant and equipment	281,811	289,763
Other assets	21,619	22,364
Intangible assets (Note 7)	3,730	3,956
Future income taxes	47,783	47,067
	557,878	575,166

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	80,526	78,249
Installments on long-term debt	706	623
	81,232	78,872
Long-term debt (Note 8)	231,817	250,802
Pension and post-retirement benefits	9,419	9,206
Derivative financial instruments	1,853	2,969
Other liabilities (Note 9)	691
	325,012	341,849
SHAREHOLDERS’ EQUITY
Capital stock (Note 10)	348,143	348,174
Contributed surplus (Note 10)	13,636	13,124

Deficit	(168,367)	(160,533)
Accumulated other comprehensive income (Note 11)	39,454	32,552
	(128,913)	(127,981)
	232,866	233,317
	557,878	575,166

23

The accompanying notes are an integral part of the interim consolidated financial statements.

1.

BASIS OF PRESENTATION

In the opinion of management, the accompanying interim unaudited consolidated financial statements, expressed in US dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), contain all adjustments necessary to present fairly Intertape Polymer Group Inc.’s (the “Company”) consolidated financial position as at June 30, 2009 as well as its consolidated results of operations and cash flows for the three and six months ended June 30, 2009 and 2008.

These interim unaudited consolidated financial statements and notes thereto should be read in conjunction with the Company’s 2008 annual audited consolidated financial statements.

These interim unaudited consolidated financial statements and notes thereto follow the same accounting policies as those described in the most recent annual audited consolidated financial statements except as described in Note 2 below.

2.

ACCOUNTING CHANGES

Recently adopted standards

On January 1, 2009, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

–

Goodwill and intangible assets

Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions of this Section, relating to the definition and initial recognition of intangible assets, are equivalent to the corresponding provisions under International Financial Reporting Standards (“IFRS”). Section 1000, “Financial Statement Concepts”, was also amended to provide consistency with this new Section. The adoption of this standard had no material effect on the Company’s consolidated financial result and position. The additional disclosures required by this new Section have been included in Note 7 to these interim unaudited consolidated financial statements.

–

Credit risk and the fair value of financial assets and financial liabilities

Emerging Issues Committee of the CICA Abstract No. 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” (“EIC-173”) clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. The adoption of EIC-173 did not have a material impact on the Company’s consolidated financial statements or on the fair value determination of its financial assets and liabilities, including derivative financial instruments.

2 – ACCOUNTING CHANGES (Continued)

Future accounting standards

–

Business combinations

Section 1582, “Business Combinations” replaces Section 1581 of the same title. The Section establishes new standards for the accounting for a business combination. This Section constitutes the GAAP equivalent to the corresponding IFRS. This Section shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011 and the Company will adopt this new Section as of such date upon its conversion to IFRS. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements and on future business combinations.

–

Consolidated financial statements

Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests” together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. These Sections constitute the GAAP equivalent to the corresponding IFRS. These Sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011 and the Company will adopt these new Sections as of such date upon its conversion to IFRS. Earlier adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the impact of the adoption of these new Sections on its consolidated financial statements.

–

Financial instruments disclosures

In June 2009, the CICA issued revisions release No. 54, which among others, includes several amendments to Section 3862 “Financial Instruments - Disclosures”. This Section has been amended to primarily include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosures. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. Earlier adoption is permitted. The Company is currently evaluating the requirements resulting from the amendments and would include the additional required disclosures in its consolidated financial statements as at and for the year ending December 31, 2009, upon its adoption of the amendments.

3.

PENSION AND POST-RETIREMENT BENEFITS

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Net periodic benefit cost for defined pension plans	832	910	1,687	1,386

4.

INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Interest
Interest on long-term debt	3,935	4,233	7,859	9,706
Amortization of debt issue expenses on long-term debt	271	256	541	532
Interest on credit facilities			41	244
Amortization of debt issue expenses on credit facilities				141
Interest capitalized to property, plant and equipment	(236)	(150)	(386)	(300)
	3,970	4,339	8,055	10,323

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)		(1,143)		(1,143)
Foreign exchange loss (gain)	(196)	284	(17)	(42)
Interest income and other	622	178	937	(144)
Change in fair value of forward foreign exchange rate contracts	110		110
	536	(681)	1,030	(1,329)

Refinancing
Write-off of debt issue expenses				3,111
Settlement of interest rate swap agreements				2,920
				6,031

Depreciation of property, plant and equipment	8,873	8,679	17,578	17,501
Amortization of other deferred charges	8	26	29	51
Amortization of intangible assets	177		346
Loss (gain) on disposal of property, plant and equipment	304	66	323	(97)
Write-down of inventories to net realizable value	163		264
Reversal of a portion of a write-down of inventories to net realizable value, recognized as a reduction of cost of sales (2)	84		1,692
Advisory services fees	405	548	817	1,023

4 – INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (Continued)

(1)

During the six months ended June 30, 2009 and 2008, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain amounting to $0.1 million and $1.1 million, respectively, as a result of a partial repayment of notes previously contracted with one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

Representing the reversal of a portion of a previously recorded write-down of inventories to net realizable value, including certain raw materials to be purchased by virtue of firm purchase commitments. The Company’s management determined that circumstances, prevailing as at December 31, 2008 and March 31, 2009, ceased to exist during the three and six months ended June 30, 2009, whereby, the subsequent sale of these inventories have demonstrated a sufficient level of profitability to no longer warrant a write-down to their net realizable value. The improvement in profitability, in comparison to December 31, 2008 and March 31, 2009, was primarily due to an improved relationship between selling prices and raw material costs.

5.

INCOME TAXES

The provision for income taxes (recovery) consists of the following:

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Current	385	243	394	326
Future	(313)	(1,061)	(480)	(2,143)
	72	(818)	(86)	(1,817)

During the six months ended June 30, 2009, the Company recorded $2.5 million of future income tax assets. In assessing the realizability of future income tax assets, the Company’s management considers whether it is more likely than not that a portion or all of its future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Accordingly, and in connection with the long-term uncertainties inherent in the worldwide credit crisis and adverse economic conditions, which commenced in the latter part of 2008 and continued to prevail in 2009, the Company recorded a $2.0 million increase to its future income tax assets valuation allowance. These future income tax assets are available to the Company in order to reduce taxable income in future periods.

During the second quarter of 2008, and due to the improvement in the financial performance of the Company’s Engineered Coated Products Division, the Company was able to take advantage of certain income tax planning strategies. These strategies allowed the Company to retain a portion of the expiring tax losses. Accordingly, the Company recorded a $2.0 million reduction to its income tax assets valuation allowance.

The Company expects that the future income tax assets, recorded on its consolidated balance sheet as at June 30, 2009, will be realized as a result of the reversal of existing taxable temporary differences, projection of taxable income and tax planning strategies implementation.

6.

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER CHARGES

During the six months ended June 30, 2009 and 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities.

During the six months ended June 30, 2009 and 2008 the Company settled previously recorded obligations relating to these activities in the amount of nil and $0.9 million, respectively.

As at June 30, 2009 and December 31, 2008, the Company’s outstanding obligation in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheets, amounted to approximately $0.3 million and $0.4 million, respectively.

7.

INTANGIBLE ASSETS

The Company’s intangible assets were all acquired through an asset purchase and are subject to amortization as described in Notes 2 and 11 to Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

The Company’s intangible assets are as follows as at:

	June 30, 2009
	Cost	Accumulated Amortization	Net
	$	$	$
Distribution rights	3,168	397	2,771
Customer contracts	1,095	136	959
	4,263	533	3,730

	December 31, 2008
	Cost	Accumulated Amortization	Net
	$	$	$
Distribution rights	3,090	129	2,961
Customer contracts	1,038	43	995
	4,128	172	3,956

8.

LONG-TERM DEBT

Refinancing

On March 27, 2008, the Company successfully refinanced its entire senior secured credit facility (the “Facility”), which included the Company’s revolving credit facility and term loan, with a five-year, $200.0 million Asset-based loan (“ABL”) entered into with a syndicate of financial institutions. The ABL is described in detail in Note 14 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

In connection with this refinancing, the Company has reported a refinancing charge amounting to $6.0 million, comprised of $3.1 million representing the write-off of debt issue expenses incurred in connection with the issuance and subsequent amendments of the Facility and $2.9 million representing the settlement of the interest rate swap agreements, designated as cash flow hedges, on a portion of the term loan.

Finally, in securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million, primarily comprised of $1.4 million paid to the primary lender and $1.4 million representing professional and other fees. These expenses were capitalized as part of other assets, on the Company’s consolidated balance sheet, and are amortized over the term of the ABL of five years using the straight-line method.

9.

OTHER LIABILITIES

During the three months ended June 30, 2009, the Company began renegotiating the terms and conditions included in the operating lease (the “Lease”) for one of its operating facilities in Canada. The Company’s primary intention in renegotiating this Lease is the extension of its term.

During the course of the renegotiation, and in accordance with GAAP, the Company has concluded that it is subject to an asset retirement legal obligation, by virtue of a written contract, to restore the leased property to the same condition which existed at the time of the Lease renewal. This asset retirement obligation (“ARO”) includes, among other costs, the permanent removal of the Company’s manufacturing equipment used in this facility.

Accordingly, effective June 30, 2009, the Company recorded an ARO obligation and a corresponding asset amounting to $0.7 million included under the captions other liabilities and property plant and equipment on the Company’s consolidated balance sheet as at June 30, 2009. These amounts represent the estimated fair value of the asset and obligation restricted for the purpose of settling the ARO.

The initial recorded ARO, which has been discounted using the Company’s credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the ARO. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the Lease’s term of 4 years and recognizes accretion expense in connection with the discounted obligation over the same period.

9 – OTHER LIABILITIES (Continued)

The assumptions, on which the carrying amount of the ARO is based on, are as follows:

Undiscounted cash flows required to settle the obligation	$1.2 million
Timing of payment of the cash flows required to settle the obligation	4 years
Credit-adjusted risk-free rate	15.0%

10.

CAPITAL STOCK

Common Shares

The Company’s common shares outstanding as at June 30, 2009 and December 31, 2008 were 58,951,050 and 58,956,350, respectively.

Weighted average number of common shares outstanding for the periods ended June 30, are as follows:

	Three months		Six months
	2009	2008	2009	2008
Basic	58,951,050	58,956,350	58,951,050	58,956,350
Diluted	58,951,050	58,956,350	58,951,050	58,956,350

The Company has accounted for the repurchase of 5,300 common shares for cancellation under the normal course issuer bid, which resulted in a decrease of approximately $31,000 and $13,000 of the Company’s consolidated capital stock and deficit, respectively. The terms and conditions of the Company’s normal course issue bid are included in its annual audited consolidated financial statements as at and for the year ended December 31, 2008.

The Company did not declare or pay dividends during the three and six months ended June 30, 2009 and 2008.

Stock Options

During the three and six months ended June 30, 2009, 40,000 stock options were granted (nil in 2008) at a weighted average exercise price and fair value of $0.44 and $0.23, respectively.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life

5.5 years
Expected volatility

56%
Risk-free interest rate

1.85%
Expected dividends

$0.00

10 – CAPITAL STOCK (Continued)

The market value of the Company’s common shares at the date of the grant was $0.44.

No stock options were exercised during the three and six months ended June 30, 2009 and 2008.

Contributed Surplus

During the six months ended June 30, 2009, the contributed surplus account increased by approximately $0.5 million, representing to the stock-based compensation expense recorded for the period.

11.

ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three months		Six months
	2009	2008	2009	2008
	$	$	$	$
Balance, beginning of period	26,427	63,670	32,552	67,462
Other comprehensive income (loss)	13,027	197	6,902	(3,595)
Balance, end of period	39,454	63,867	39,454	63,867

The components of accumulated other comprehensive income are as follows as at:

	June 30, 2009	December 31, 2008
	$	$
Accumulated currency translation adjustments	39,460	34,422
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, $948 in 2008)	(1,853)	(1,613)
Cumulative changes in fair value of investment in publicly traded securities	1,065
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of nil, $151 in 2008)	782	(257)
	39,454	32,552

12.

SEGMENTED DISCLOSURES

The Company‘s organizational and related internal reporting structures consist of three reportable segments including two operating segments and a corporate segment. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”).

12 – SEGMENTED DISCLOSURES (Continued)

The accounting policies of the reportable segments, the basis for segmentation and the segments’ measures of profit and losses are the same as those applied and described in Note 2 and 18 to the annual audited consolidated financial statements as at and for the year ended December 31, 2008.

The following tables set forth information by segment for the three months ended June 30:

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	127,019	24,893	151,912
Costs of sales	106,440	23,939	130,379
Gross profit	20,579	954	21,533

EBITDA before unallocated expenses	13,626	(255)	13,371

Depreciation and amortization	7,480	1,578	9,058

Unallocated corporate expenses			676
Stock-based compensation expense			254
Financial expenses			4,506
Loss before income taxes			(1,123)

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	159,465	38,069	197,534
Costs of sales	136,620	34,564	171,184
Gross profit	22,845	3,505	26,350

EBITDA before unallocated expenses	15,198	1,500	16,698

Depreciation and amortization	7,229	1,470	8,699

Unallocated corporate expenses			373
Stock-based compensation expense			329
Financial expenses			3,658
Earnings before income taxes			3,639

12 – SEGMENTED DISCLOSURES (Continued)

The following tables set forth information by segment for the six months ended June 30:

			2009
	T&F	ECP	Total
	$	$	$
Sales from external customers	242,373	48,607	290,980
Costs of sales	209,059	45,572	254,631
Gross profit	33,314	3,035	36,349

EBITDA before unallocated expenses	20,156	581	20,737

Depreciation and amortization	14,820	3,133	17,953

Unallocated corporate expenses			1,120
Stock-based compensation expense			512
Financial expenses			9,085
Loss before income taxes			(7,933)

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	308,167	73,868	382,035
Costs of sales	261,546	65,962	327,508
Gross profit	46,621	7,906	54,527

EBITDA before unallocated expenses	31,273	3,749	35,022

Depreciation and amortization	14,607	2,943	17,550

Unallocated corporate expenses			739
Stock-based compensation expense			750
Financial expenses (1)			15,025
Earnings before income taxes			958

(1)

Financial expenses for the six months ended June 30, 2008, include a refinancing expense amounting to approximately $6.0 million as described in Note 4 and 8.

13.

FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

The classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows as at:

	June 30, 2009
	Carrying amount				Fair value
	Held for trading	Available for sale	Loans and receivables	Other liabilities
	$	$	$	$	$
Financial assets
Cash	8,907				8,907
Trade receivables			81,170		81,170
Other receivables (1)			1,648		1,648
Other assets (2)		1,065			1,065
Loans to officers and directors			108		108
Total	8,907	1,065	82,926		92,898

Financial liabilities
Accounts payable and accrued liabilities				80,526	80,526
Senior subordinated notes				121,453	55,163
Other long-term debt				111,070	111,070
Total				313,049	246,759
				December 31, 2008
		Carrying amount			Fair value
		Held for trading	Loans and receivables	Other liabilities
		$	$	$	$
Financial assets
Cash		15,390			15,390
Trade receivables			75,467		75,467
Other receivables (1)			2,876		2,876
Loans to officers and directors			108		108
Total		15,390	78,451		93,841

Financial liabilities
Accounts payable and accrued liabilities				78,249	78,249
Senior subordinated notes				121,184	81,875
Other long-term debt				130,241	130,241
Total				329,674	290,365

(1)

Consists primarily of supplier rebates receivable.
(2)

Consists primarily of investment in publicly traded securities.

13 – FINANCIAL INSTRUMENTS (Continued)

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were a liability and an asset amounting to $1.9 million and $1.1 million, respectively (liabilities of $2.6 million and $0.4 million as at December 31, 2008, respectively).

The methods and assumptions used to determine the estimated fair value of each class of financial instruments are included in Note 21 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008, with the exception of the investment in publicly traded securities for which fair value has been determined based on available quoted market prices.

Exchange Risk

During the six months ended June 30, 2009, one of the Company’s US self-sustaining foreign operations (the “Subsidiary”) purchased an aggregate of CAD$25.1 million of inventories. Included in this amount is approximately CAD$20.0 million of inventories purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). Certain of these Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through May 2009, were settled during the period of February through June of the same year. All inventories purchased, and subject to the hedging relationship pursuant to these Contracts, were sold as at June 30, 2009.

The cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption cost of sales in the amount of $0.1 million for the six months ended June 30, 2009 (inconsequential for the three months ended June 30, 2009). In accordance with GAAP, the cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

(a)

The Contracts have been settled, and

(b)

The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

The Contracts’ terms and conditions and the Company’s foreign exchange risk policy and related management strategies are presented in Note 21 to the Company’s annual audited consolidated financial statements as at and for the year ended December 31, 2008.

Effective June 11, 2009, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of three forward foreign exchange rate contracts (the “Terminated Contracts”), which are scheduled for settlement on July 2, 2009 and embody the Company’s hedging of inventory purchases during the month of June 2009 as described in Note 21 to the Company’s audited annual consolidated financial statements as at and for the year ended December 31, 2008. As at June 30, 2009, all inventory purchases covered under these Terminated Contracts were sold and consequently were included in the determination of net earnings for the three and six months ended June 30, 2009.

13 – FINANCIAL INSTRUMENTS (Continued)

Accordingly, included in the Company’s consolidated earnings for the three months ended June 30, 2009 are $0.5 million under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income as a result of applying hedge accounting and a loss of $0.1 million under the caption financial expenses – other, representing the change in fair value of these Terminated Contracts arising subsequently to the Company’s management decision to terminate its designation of these specific hedging relationships.

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